UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[X]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2010

OR
[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to ___________

COMMISSION FILE NUMBER 001-12307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ZIONS BANCORPORATION PAYSHELTER 401(K) AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ZIONS BANCORPORATION One South Main, 15th Floor Salt Lake City, Utah 84133

INDEX

Page

(a)	Financial Statements and Supplemental Schedules – Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan	F-1

(b)	Signatures	F-2

(c)	Exhibit 23 – Consent of Independent Registered Public Accounting Firm	F-3

Financial Statements and Supplemental Schedules

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

As of December 31, 2010 and 2009 and for the
Year Ended December 31, 2010

with Report of Independent Registered Public Accounting Firm

F-1

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Financial Statements and Supplemental Schedules

As of December 31, 2010 and 2009 and for the
Year Ended December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements
Statements of Net Assets Available for Benefits	1
Statement of Changes in Net Assets Available for Benefits	2
Notes to Financial Statements	3

Supplemental Schedules
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	16
Schedule H, Line 4j – Schedule of Reportable Transactions	18

Report of Independent Registered Public Accounting Firm

The Benefits Committee
Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2010, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Salt Lake City, Utah
June 29, 2011

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

	December 31
	2010	2009
Assets
Investments at fair value:
Short-term investment fund	$-	$2,082,265
Zions Bancorporation common stock	169,796,093	82,999,235
Common collective trust	78,306,033	75,428,476
Shares of registered investment companies	314,819,540	258,693,258
Real estate joint venture	207,625	239,131
	563,129,291	419,442,365

Net receivables:
Participant and employer contributions	886,939	2,232,626
Notes receivable from participants	13,710,158	11,595,731
	14,597,097	13,828,357
Net assets reflecting all investments at fair value	577,726,388	433,270,722

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts
in common collective trust	(773,219)	947,690

Net assets available for benefits	$576,953,169	$434,218,412

                  See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2010

Additions to/(deductions from) net assets
attributable to:
Investment income:
Net appreciation in fair value of investments	$107,828,540
Interest and dividends	9,287,708

Contributions:
Participant	38,777,508
Employer	19,377,560
Rollovers	4,240,423

Benefits paid directly to participants	(36,776,982)

Net increase	142,734,757

Net assets available for benefits:
Beginning of year	434,218,412
End of year	$576,953,169

                       See accompanying notes to financial statements.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2010

1.      Description of Plan

The following description of the Zions Bancorporation Payshelter 401(k) and Employee Stock Ownership Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan designed to provide retirement benefits for eligible employees under a pretax salary reduction arrangement with a specified employer matching contribution and a discretionary noncontributory profit sharing feature.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  From time to time, the Plan has been restated and amended.  Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  Zions Bancorporation (“the Company”) is the Plan sponsor.  The Company’s Benefits Committee (“the Benefits Committee”) administers the Plan.

Eligibility

Participation in the Plan is voluntary.  Any nonexcluded employee (as defined in the Plan provisions) at least 21 years of age is eligible to participate.  To be eligible for the noncontributory profit sharing feature, participants must meet other criteria, including 1,000 hours of service.

Contributions

Participants may contribute from 1% to 5% of their pretax annual compensation for which the Company provides a matching contribution of 100% for the first 3% of the participant’s compensation and 50% for the remaining 2%.  Overall, participants may contribute up to 80% of their pretax annual compensation subject to the annual maximum allowed participant contribution, which was $16,500 for 2010.  Under applicable law, participants attaining the age of 50 during or prior to 2010 are eligible to make catch-up contributions.

Contributions by the Company under the noncontributory profit sharing feature are discretionary.  Contribution rates may range up to 6% of participants’ compensation based on the Company’s return on average common equity, as defined, for the Plan year.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

These contributions are approved and made subsequent to the end of the Plan year.  No contributions were made for the 2010 Plan year.

During 2010, $138,694 of forfeitures were used to offset Company contributions and $438,017 of forfeitures were allocated directly to participants' accounts.  There were no forfeitures available to be used at December 31, 2010.  The amount of forfeitures outstanding at December 31, 2009 was $390,742.

The Plan allows for Roth 401(k) contributions consistent with the requirements of Sec.402A of the Internal Revenue Code (“the Code”).  Such contributions include rollovers from other Roth deferral accounts as described in Code Sec.402A(e)(1) and only to the extent the rollovers are permitted under Code Sec.402(c).  Roth contributions are treated as elective deferrals at the option of the participant for all purposes under the Plan, including determination and allocation of the Company’s matching contributions.

The Plan allows rollovers by participants from nonaffiliated qualifying plans.

Participant Accounts

Each participant’s fund account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings.  Investment income or loss is allocated based on the investment shares held in the participant’s account in relation to the total investment shares of the Plan.  Certain investment transaction expenses are charged to the participants’ accounts.

Vesting and Payment of Benefits

Participant and Company matching contributions plus investment earnings are immediately vested.  Company contributions under the noncontributory profit sharing feature vest according to the following schedule:

Years of vesting	Percent
service	vested

Less than 2	None
2	20%
3	40%
4	60%
5 or more	100%

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Nonvested amounts forfeited by terminated participants are used to reduce Company nonelective contributions.  During 2010, the Plan was amended to specify more clearly the allocation of forfeitures from participants’ accounts.  Forfeitures are first used to reduce the Company’s nonelective contributions.  If Company nonelective contributions are not made during a given Plan year, any amounts forfeited may be used at the Company’s election to reduce the Company’s matching contribution, offset administrative expenses, allocate directly to participants’ accounts, or any combination of the foregoing.  Participants are 100% vested if employed by the Company when normal retirement age is attained.  Benefits are paid upon death, disability, retirement, or termination of employment, or may be paid earlier subject to Plan provisions.  Benefits are paid in shares of stock, cash, or a combination of the two, depending on the participant’s investment options.

Investment Options

Participant contributions can be directed subject to Plan provisions into various Plan investment options, including the Company’s common stock.  The Company’s matching contributions and amounts contributed under the noncontributory profit sharing feature are invested in the Company’s common stock.  Participants may immediately diversify up to 100% of their existing investments in the Company’s common stock to other Plan investments.  However, a three-year service period is required before participants can diversify their investments in the Company’s common stock resulting from the Company’s profit sharing contributions.

Participant Loans

Participants may borrow from their fund accounts in amounts from $1,000 up to the lesser of $50,000 or 50% of their vested account balance, as defined.  Loan terms cannot exceed five years, or ten years if used for the purchase of a primary residence.  The loans are secured by the balance in the participants’ accounts and are repaid at a specified rate of interest through direct payroll deductions.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

1.      Description of Plan (continued)

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  If the Plan were terminated, each participant would become 100% vested and would receive a distribution of assets equal to the value of the participant’s account.

2.      Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared using the accrual basis of accounting.  Certain prior period amounts have been reclassified to conform to the current period presentation.

Investment Valuation and Income Recognition

Investments are reported at fair value as further described in Note 4.  The statements of net assets available for benefits include an adjustment from fair value to contract value for the Plan’s investment in a common collective trust.  This investment is through participation in the Fidelity Managed Income Portfolio II – Class 2 fund, which includes investment contracts that are fully benefit-responsive.  As such, contract value is considered the more relevant measurement because participants would receive this value if they were to initiate permitted transactions under the terms of the Plan.  Contract value of the common collective trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus any accrued interest.  Interest income on notes receivable from participants is recorded when earned.  The amount for 2010 was $670,613 and was included in interest and dividends in the statement of changes in net assets available for benefits.  Related fees are recorded as administrative expenses and are expensed when

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

incurred.  No allowance for credit losses was recorded at December 31, 2010 or 2009.  If a participant ceases to make loan repayments and the Benefits Committee deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

The Company currently pays the administrative expenses; however, the Plan may pay these expenses as determined by the Benefits Committee.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Concentration of Investments

The Plan’s net assets available for benefits at December 31, 2010 and 2009 include investments in the Company’s common stock of $169,796,093 (6,994,153 shares) and $82,999,235 (6,469,153 shares), respectively.  These investments represent a 3.83% and 4.30% ownership of the Company’s outstanding common shares at December 31, 2010 and 2009, respectively.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.  ASU 2011-04 requires new disclosures, with a particular focus on Level 3 measurements, including quantitative information about the significant unobservable inputs used for all Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, and a description of the valuation processes.  In addition, disclosures will be required for any transfers between Levels 1 and 2 of the fair value hierarchy, not just significant transfers.  ASU 2011-04 becomes effective during the interim and annual periods beginning after December 15, 2011.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

2.      Significant Accounting Policies (continued)

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus accrued interest and classified as notes receivable rather than as plan investments.  This change was effective for the Plan’s December 31, 2010 financial statements and was applied retrospectively to the December 31, 2009 balance.  Adoption of ASU 2010-25 did not change the balance of participant loans previously reported at December 31, 2009.

Effective January 1, 2010, the Plan adopted ASU 2010-06, Improving Disclosures about Fair Value Measurements.  This new accounting guidance under ASC 820 requires additional disclosures including, among other things, (1) the amounts and reasons for certain significant transfers among the three hierarchy levels of inputs, (2) the gross, rather than net, basis for certain Level 3 rollforward information, (3) use of a “class” basis rather than a “major category” basis for assets and liabilities, and (4) valuation techniques and inputs used to estimate Level 2 and Level 3 fair value measurements.  Note 4 incorporates these new disclosure requirements, except for the additional Level 3 rollforward information which will be required in 2011.

3.      Investments

As trustee of the Plan, Fidelity holds the Plan’s investments and executes all investment transactions.  The fair value of individual investments that represents 5% or more of the fair value of the Plan’s net assets available for benefits is as follows:

	December 31
	2010	2009

Zions Bancorporation common stock*	$169,796,093	$82,999,235
Fidelity Managed Income Portfolio II – Class 1	-	75,428,476
Fidelity Managed Income Portfolio II – Class 2	78,306,033	-
Fidelity Contrafund	33,411,982	26,427,452
Pimco Funds	(1)	23,229,984

  *  Nonparticipant-directed
(1)  Investment did not represent 5% or more of the fair value of the Plan’s net assets available for benefits.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

3.      Investments (continued)

During 2010, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Zions Bancorporation common stock	$74,843,323
Shares of registered investment companies
and real estate joint venture	32,985,217
$107,828,540

The Plan’s investment activity in the Company’s common stock for 2010 includes nonparticipant-directed and participant-directed transactions.  Because the investment activity cannot be split between these types of transactions, the entire investment is reflected as nonparticipant-directed.

Significant changes in net assets during 2010 relating to nonparticipant-directed and participant-directed transactions of the Company’s common stock are as follows:

Net appreciation in fair value	$74,843,323
Interest and dividends	588,054
Contributions	24,139,236
Net transfers to other investments	(6,943,177)
Benefits paid directly to participants	(7,924,986)
Net increase in net assets	84,702,450

Net assets at beginning of year	85,093,643 *
Net assets at end of year	$169,796,093

*
Amount consisted of $82,999,235 for Zions Bancorporation common stock, $2,082,265 for the short-term investment fund, and $12,143 for a net receivable included in employer contributions. The total amount constituted the Zions Bancorporation common stock fund that was eliminated during 2010. See additional discussion related to the short-term investment fund in Note 4.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value

Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. This hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:

Level 1
Unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.  For the Plan, Level 1 includes the short-term investment fund (see subsequent discussion), the Company’s common stock, and the shares of registered investment companies.

Level 2
Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Observable inputs other than quoted prices that are used in the valuation of assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals);

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

For the Plan, Level 2 includes the common collective trust.

Level 3
Unobservable inputs for the asset or liability (i.e., supported by little or no market activity) whose value is determined by pricing models, discounted cash flow methodologies, or similar techniques.  Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).  For the Plan, Level 3 includes the real estate joint venture.

The level in the fair value hierarchy within which the fair value measurement is classified

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value (continued)

is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following describes the assets and the valuation methodologies used to measure their fair value:

Short-term investment fund – This fund was maintained to provide liquidity for daily trading of the Company’s common stock under the unitized method.  The fund held cash or other short-term investments and was valued at cost which approximated fair value.  In April 2010, trading in the Company’s common stock was converted to a real-time basis, which eliminated the need for this fund.

Company common stock – Shares of the Company’s common stock are valued at the last reported sales price on the last business day of the Plan year in the active market where individual securities are traded.

Common collective trust – This trust contains the Fidelity Managed Income Portfolio II – Class 2 fund discussed in Note 2.  The fund is a stable value fund designed to deliver safety and stability by preserving principal while earning interest income.  It invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities (e.g., U.S. Treasury and agency bonds, corporate bonds, mortgage- and asset-backed securities, bond funds, etc.), and money market funds.  It may also invest in future contracts, option contracts, and swap agreements.  Generally, withdrawals can be made at any time; however, withdrawals prompted by certain events (e.g., termination of the fund, changes in laws or regulations) may be paid at market value, which may be less than book value.  Participation units in the fund are valued according to quoted redemption values provided by the trustee on the last business day of the Plan year based on values of the underlying assets.  As further discussed in Note 2, the contract value of the fund differs from fair value and is considered the more relevant measurement.

Shares of registered investment companies – These mutual funds are valued at quoted market prices which represent the Net Asset Value (“NAV”) of shares held by the Plan at year-end.

Real estate joint venture – This joint venture includes commercial and residential real estate properties that are in process of liquidation.  Proceeds from the sales are accumulated in a money market investment account.  The fair value of this

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.	Fair Value (continued)

investment is estimated using the NAV provided by the joint venture.  Certain restrictions apply to any redemption of the Plan’s investment including the consent of the other joint venture interest holders and time delays in computing NAV.  Actual redemption value may vary from the recorded fair value at December 31, 2010.  However, no redemption is contemplated by the Plan in the near term.

Assets measured at fair value on a recurring basis within the fair value hierarchy are summarized as follows at December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3	Total

Zions Bancorporation common stock	$169,796,093	$-	$-	$169,796,093
Common collective trust	-	78,306,033	-	78,306,033
Shares of registered investment companies:
Domestic	229,563,721
International	31,749,080
Lifecycle	53,506,739
	314,819,540	-	-	314,819,540
Real estate joint venture	-	-	207,625	207,625
	$484,615,633	$78,306,033	$207,625	$563,129,291

	December 31, 2009
	Level 1	Level 2	Level 3	Total

Short-term investment fund	$2,082,265	$-	$-	$2,082,265
Zions Bancorporation common stock	82,999,235	-	-	82,999,235
Common collective trust	-	75,428,476	-	75,428,476
Shares of registered investment companies:
Domestic	190,007,551
International	25,052,880
Lifecycle	43,632,827
	258,693,258	-	-	258,693,258
Real estate joint venture	-	-	239,131	239,131
	$343,774,758	$75,428,476	$239,131	$419,442,365

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

4.      Fair Value (continued)

The following reconciles the beginning and ending balances of assets for 2010 that are measured at fair value on a recurring basis using Level 3 inputs:

Real estate
joint venture

Balance at December 31, 2009	$239,131
Net increase (decrease) included in statement
of changes in net assets available for benefits:
Net appreciation (depreciation) in fair value
of investments:
Realized	11,620
Unrealized	(12,024)
Interest and dividends	289
Purchases, sales, issuances, and settlements, net	(31,391)
Balance at December 31, 2010	$207,625

5.      Transactions with Parties-in-Interest

During 2010, the Plan received dividends for the Company’s common stock of $266,717.  Purchases and sales of the Company’s common stock in 2010 were $208,269,561 and $198,738,192 respectively.

6.      Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

7.	Reconciliation of Financial Statements to Form 5500

The following reconciles net assets available for benefits in the accompanying financial statements to net assets in the Form 5500:

	December 31
	2010	2009
Net assets available for benefits in
accompanying financial statements	$576,953,169	$434,218,412
Add (deduct) adjustment between fair value and
contract value related to fully benefit-responsive
investment contracts in common collective trust	773,219	(947,690)
Net assets in Form 5500	$577,726,388	$433,270,722

The following reconciles the net increase in the statement of changes in net assets available for benefits to net income in the Form 5500 for the year ended December 31, 2010:

Net increase in statement of changes in net
assets available for benefits	$142,734,757
Adjustment between fair value and contract value
related to fully benefit-responsive investment
contracts in common collective trust:
Amount at December 31, 2009	947,690
Amount at December 31, 2010	773,219
Net income in Form 5500	$144,455,666

8.      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated September 9, 2005 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the IRS, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status.  The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements (continued)

8.      Income Tax Status (continued)

Plan management evaluates any uncertain tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.

The Plan is subject to routine audits by taxing jurisdictions and currently an audit by the IRS for the Plan year 2007 is in progress.  The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN:  87-0227400            Plan:  006

December 31, 2010

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	INVESTMENTS
	Zions Bancorporation common stock
*	ZIONS BANCORPORATION	COMMON STOCK (6,994,153 shares)	$210,825,216	$169,796,093

	Common collective trust
*	FIDELITY INVESTMENTS	MANAGED INCOME PORT II CL 2 (77,532,812 units)		78,306,033

	Shares of registered investment companies
	Domestic
	COLUMBIA	ACORN USA Z (340,858 shares)		9,734,895
	AMERICAN BEACON FUNDS	LARGE CAP VALUE (1,127,732 shares)		20,896,875
	T. ROWE PRICE	EMERG MARKETS STOCK (232,920 shares)		8,217,429
	PIMCO FUNDS	TOTAL RETURN INST (2,329,232 shares)		25,272,169
	RAINIER FUNDS	SMALL MID CAP EQUITY(767,941 shares)		25,080,961
	WELLS FARGO ADV	SPECIAL SM CAP VALUE ADM (412,884 shares)		9,087,584
	VANGUARD	MID CAP INDEX FUND SIGNAL (230,630 shares)		6,709,040
	VANGUARD	REIT INDEX FUND SIGNAL (114,130 shares)		2,389,877
	VANGUARD	INFLATION PROTECTED SECURITIES (249,065 shares)		3,237,846
	VANGUARD	SMALL CAP INDEX INSTITUTIONAL (230,743 shares)		8,022,921
	PERKINS	MID CAP VALUE (701,511 shares)		15,833,113
	VICTORY FUNDS	DIVERSIFIES STOCK CLASS A (374,913 shares)		5,852,392
	LEGG MASON	CLEARBRIDGE AGGRESSIVE GROWTH (19,367 shares)		2,147,273
	LOOMIS SAYLES FUNDS	BOND INST (639,848 shares)		9,130,631
	PIMCO FUNDS	COMMODITY REAL RETURN INST (251,742 shares)		2,338,683
*	FIDELITY INVESTMENTS	CONTRAFUND (493,311 shares)		33,411,982
*	FIDELITY INVESTMENTS	CAPITAL & INCOME (569,495 shares)		5,370,338
*	FIDELITY INVESTMENTS	BALANCED (395,602 shares)		7,211,824
*	FIDELITY INVESTMENTS	FREEDOM INCOME (82,419 shares)		929,683
*	FIDELITY INVESTMENTS	SPARTAN TOTAL MARKET INDEX (59,393 shares)		2,163,693
*	FIDELITY INVESTMENTS	SPARTAN 500 INDX INVESTOR CL (414,781 shares)		18,449,447
*	FIDELITY INVESTMENTS	SPARTAN U.S. BOND INDEX (712,715 shares)		8,075,065
				229,563,721
	International
	AMERICAN FUNDS	EUROPACIFIC GROWTH CLASS R4 (83,849 shares)		3,410,965
	ALLIANCE BERNSTEIN INVESTMENTS	INTERNATIONAL VALUE ADV (289,016 shares)		4,023,108
	BLACKROCK FUNDS	INTERNATIONAL OPPS INST (235,714 shares)		8,245,278
	LOOMIS SAYLES FUNDS	GLOBAL BOND INST (134,576 shares)		2,235,310
	MORGAN STANLEY	INST INTERNATIONAL REAL ESTATE (113,307 shares)		2,135,841
*	FIDELITY INVESTMENTS	SPARTAN INTERNATIONAL INDEX (332,629 shares)		11,698,578
				31,749,080

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) (continued)
EIN:  87-0227400            Plan:  006

December 31, 2010

	(b)		(d)
	Identity of Issue, Borrower,	(c)	Cost of Remain-	(e)
(a)	Lessor, or Similar Party	Description of Investment	ing Assets (1)	Current Value

	Lifecycle
*	FIDELITY INVESTMENTS	FREEDOM 2000 (196,863 shares)		$2,350,546
*	FIDELITY INVESTMENTS	FREEDOM 2005 (21,870 shares)		236,415
*	FIDELITY INVESTMENTS	FREEDOM 2010 (808,196 shares)		10,983,382
*	FIDELITY INVESTMENTS	FREEDOM 2015 (253,859 shares)		2,878,762
*	FIDELITY INVESTMENTS	FREEDOM 2020 (1,148,663 shares)		15,840,065
*	FIDELITY INVESTMENTS	FREEDOM 2025 (243,103 shares)		2,800,541
*	FIDELITY INVESTMENTS	FREEDOM 2030 (622,761 shares)		8,575,421
*	FIDELITY INVESTMENTS	FREEDOM 2035 (161,508 shares)		1,852,498
*	FIDELITY INVESTMENTS	FREEDOM 2040 (860,211 shares)		6,890,288
*	FIDELITY INVESTMENTS	FREEDOM 2045 (46,586 shares)		442,101
*	FIDELITY INVESTMENTS	FREEDOM 2050 (70,013 shares)		656,720
				53,506,739
				314,819,540

	Real estate joint venture
	FAIRMONT PARK JOINT VENTURE	Commercial and residential real estate		207,625
				$563,129,291

	NET RECEIVABLES
*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%, with
		maturities through October 2020		$13,710,158

*	Indicates party-in-interest to the Plan.
(1)	Only provided for nonparticipant-directed investments.

Zions Bancorporation Payshelter 401(k) and
Employee Stock Ownership Plan

Schedule H, Line 4j – Schedule of Reportable Transactions
EIN:  87-0227400          Plan:  006

Year Ended December 31, 2010

					(h)
(a)	(b)	(c)	(d)	(g)	Current Value	(i)
Identity of Party	Description of	Purchase	Selling	Cost of	of Asset on	Net Gain
Involved	Assets	Price	Price	Asset	Transaction Date	(Loss)

Category (iii) – a series of transactions within the Plan year with the same issue aggregating more than 5% of the current value of Plan assets:

Zions Bancorporation	Zions Bancorporation
	Common Stock	$208,269,561	$-	$208,269,561	$208,269,561	$-

	Zions Bancorporation
	Common Stock	-	198,738,192	202,848,446	198,738,192	(4,110,254)

No category (i), (ii) or (iv) reportable transactions occurred during 2010.
Columns (e) and (f) are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ZIONS BANCORPORATION PAYSHELTER 401(K)
AND EMPLOYEE STOCK OWNERSHIP PLAN

June 29, 2011	By:	/s/ Doyle L. Arnold
DOYLE L. ARNOLD
Vice Chairman and Chief Financial
Officer of Zions Bancorporation

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